QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
OR SECTION 13(e)(1)OF THE SECURITIES EXCHANGE ACT OF 1934

Health Grades, Inc.

(Name of Subject Company (Issuer))

Mountain Acquisition Corp.

Mountain Merger Sub Corp.

(Name of Filing Persons (Offeror))

Vestar Capital Partners V, L.P.
(Name of Filing Persons—(Other Person(s))

Common Stock, Par Value $0.001 Per Share
(Title of Class Securities)

42218Q102
(CUSIP Number of Class of Securities)

Steven Della Rocca
Mountain Acquisition Corp.
c/o Vestar Capital Partners V, L.P.
245 Park Avenue, 41st Floor
New York, New York 10167
(212) 351-1600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:
Michael Movsovich
Kirkland & Ellis LLP
601 Lexington Avenue
New York, New York 10022
(212) 446-4800

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$294,000,586.00	$20,962.24

*
Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of 30,534,195 shares of common stock, par value $0.001 per share, at $8.20 per share. The transaction value also includes the aggregate offer price for 3,688,167 shares issuable pursuant to outstanding options with an exercise price less than $8.20 per share, which is calculated by multiplying the number of shares underlying such outstanding options at each exercise price therefor by an amount equal to $8.20 minus such exercise price. The transaction value also includes the aggregate net offer price for 125,000 shares issuable pursuant to a warrant and 1,700,000 shares issuable pursuant to a confidentiality and non-competition agreement with Mr. Kerry R. Hicks, the Chief Executive Officer of Health Grades.

**
Calculated in accordance with Exchange Act Rule 0-11 by multiplying the transaction value by 0.0000713.
☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

  Check the appropriate boxes below to designate any transactions to which the statement relates:

    ☒
    third-party tender offer subject to Rule 14d-1.

    ☐
    issuer tender offer subject to Rule 13e-4.

    ☐
    going-private transaction subject to Rule 13e-3.

    ☒
    amendment to Schedule 13D under Rule 13d-2.

  Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

          If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

    ☐
    Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

    ☐
    Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

(Continued on following page(s))
(Page 1 of 7 Pages)

        This Tender Offer Statement on Schedule TO (this "Schedule TO") relates to the tender offer by Mountain Merger Sub Corp., a Delaware corporation ("Purchaser") and a direct wholly-owned subsidiary of Mountain Acquisition Corp., a Delaware corporation ("Parent"), for all of the outstanding common stock, par value $0.001 per share (the "Shares"), of Health Grades, Inc., a Delaware corporation ("Health Grades"), at a price of $8.20 per share net to the seller in cash without interest and less any required withholding taxes, if any, upon the terms and conditions set forth in the offer to purchase dated August 10, 2010 (the "Offer to Purchase"), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the "Letter of Transmittal"), a copy of which is attached as Exhibit (a)(1)(B), which, together with any amendments or supplements, collectively constitute the "Offer."

        All the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 in this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

Item 1.    Summary Term Sheet.

Regulation M-A Item 1001

        The information set forth in the Offer to Purchase under the caption SUMMARY TERM SHEET is incorporated herein by reference.

Item 2.    Subject Company Information.

Regulation M-A Item 1002

        (a)  Name and Address. The name, address, and telephone number of the subject company's principal executive offices are as follows:

Health Grades, Inc.
500 Golden Ridge Road, Suite 100
Golden, Colorado 80401
(303) 716-0041

        (b)  Securities. This Schedule TO relates to the Offer by Purchaser to purchase all issued and outstanding Shares. As of July 27, 2010, there were 30,534,195 Shares issued and outstanding, 3,688,167 Shares were issuable pursuant to outstanding stock options grants with an exercise price of less than $8.20 per Share, and 125,000 shares issuable pursuant to a warrant. The information set forth on the cover page and in the INTRODUCTION of the Offer to Purchase is incorporated herein by reference.

        (c)  Trading Market and Price. The information set forth under the caption THE TENDER OFFER—Section 6 ("Price Range of Shares; Dividends") of the Offer to Purchase is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.

Regulation M-A Item 1003

        (a)-(c) Name and Address; Business and Background of Entities; and Business and Background of Natural Persons. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 8 ("Certain Information Concerning Parent and the Purchaser") and Schedule I attached thereto

Item 4.    Terms of the Transaction.

Regulation M-A Item 1004

        (a)  Material Terms. The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A Item 1005

        (a)  Transactions. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 10 ("Background of the Offer; Past Contacts or Negotiations with Health Grades")

        (b)  Significant Corporate Events. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 10 ("Background of the Offer; Past Contacts or Negotiations with Health Grades")

THE TENDER OFFER—Section 11 ("The Merger Agreement")

THE TENDER OFFER—Section 12 ("Purpose of the Offer; Plans for Health Grades")

Item 6.    Purposes of the Transaction and Plans or Proposals.

Regulation M-A Item 1006

        (a)  Purposes. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

THE TENDER OFFER—Section 12 ("Purpose of the Offer; Plans for Health Grades")

        (c)  (1)-(7) Plans. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 9 ("Source and Amount of Funds")

THE TENDER OFFER—Section 10 ("Background of the Offer; Past Contacts or Negotiations with Health Grades")

THE TENDER OFFER—Section 11 ("The Merger Agreement")

THE TENDER OFFER—Section 12 ("Purpose of the Offer; Plans for Health Grades")

THE TENDER OFFER—Section 13 ("Certain Effects of the Offer")

THE TENDER OFFER—Section 14 ("Dividends and Distributions")

Item 7.    Source and Amount of Funds or Other Consideration.

Regulation M-A Item 1007

        (a) Source of Funds. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 9 ("Source and Amount of Funds")

THE TENDER OFFER—Section 10 ("Background of the Offer; Past Contacts or Negotiations with Health Grades")

        (b)  Conditions. The Offer is not subject to a financing condition.

        (d)  Borrowed Funds. Not applicable.

Item 8.    Interest in Securities of the Subject Company.

Regulation M-A Item 1008

        (a)  Securities Ownership. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

THE TENDER OFFER—Section 8 ("Certain Information Concerning Parent and the Purchaser") and Schedule I attached thereto

THE TENDER OFFER—Section 12 ("Purpose of the Offer; Plans for Health Grades")

        (b)  Securities Transactions. None.

Item 9.    Persons/Assets, Retained, Employed, Compensated or Used.

Regulation M-A Item 1009

        (a)  Solicitations or Recommendations. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 3 ("Procedures for Accepting the Offer and Tendering Shares")

THE TENDER OFFER—Section 10 ("Background of the Offer; Past Contacts or Negotiations with Health Grades")

THE TENDER OFFER—Section 17 ("Fees and Expenses")

Item 10.    Financial Statements.

Regulation M-A Item 1010

        (a)  Financial Information. Not Applicable.

        (b)  Pro Forma Information. Not Applicable.

Item 11.    Additional Information.

Regulation M-A Item 1011

        (a)  Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 10 ("Background of the Offer; Past Contacts or Negotiations with Health Grades")

THE TENDER OFFER—Section 11 ("The Merger Agreement")

THE TENDER OFFER—Section 12 ("Purpose of the Offer; Plans for Health Grades")

THE TENDER OFFER—Section 13 ("Certain Effects of the Offer")

THE TENDER OFFER—Section 16 ("Certain Legal Matters; Regulatory Approvals")

        (b)  Other Material Information. The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12.    Exhibits.

Regulation M-A Item 1016

Exhibit No.
(a)(1)(A)	Offer to Purchase, dated August 10, 2010.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.
(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.
(a)(1)(F)
Joint Press Release of Health Grades, Inc. and Vestar Capital Partners V, L.P., dated July 28, 2010 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Mountain Merger Sub Corp. with the Securities and Exchange Commission on July 29, 2010).
(a)(1)(G)	Summary Advertisement as published on August 10, 2010.
(a)(5)	Class Action Complaint and Jury Demand dated July 30, 2010 (Reginald W. Harris v. Vestar Capital Partners V, L.P et. al.).
(a)(6)	Class Action Complaint and Jury Demand dated August 4, 2010 (Medford Bragg v. Vestar Capital Partners V, L.P. et al.).
(a)(7)	Press Release of Affiliates of Vestar Capital Partners V, L.P., dated August 10, 2010.
(b)	None.
(d)(1)
Agreement and Plan of Merger, dated as of July 27, 2010, by and among Mountain Acquisition Corp., Mountain Merger Sub Corp., Mountain Acquisition Holdings, LLC and Health Grades, Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Health Grades, Inc. with the Securities and Exchange Commission on July 28, 2010).
(d)(2)
Amendment to the Agreement and Plan of Merger, dated as of August 9, 2010, by and among Mountain Acquisition Corp., Mountain Merger Sub Corp., Mountain Acquisition Holdings, LLC and Health Grades, Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Health Grades, Inc. with the Securities and Exchange Commission on August 9, 2010).
(g)	None.
(h)	None.

Item 13.    Information Required by Schedule 13E-3.

        Not applicable.

 SIGNATURES

        After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 10, 2010
MOUNTAIN MERGER SUB CORP.
	By:	/s/ STEVEN DELLA ROCCA
	Name:	Steven Della Rocca
	Title:	Secretary
MOUNTAIN ACQUISITION CORP.
	By:	/s/ STEVEN DELLA ROCCA
	Name:	Steven Della Rocca
	Title:	Secretary
VESTAR CAPITAL PARTNERS V, L.P.
By: Vestar Associates V, L.P.,
its General Partner
By: Vestar Managers V Ltd., its General Partner
	By:	/s/ BRIAN P. SCHWARTZ
	Name:	Brian P. Schwartz
	Title:	Authorized Signatory

 EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated August 10, 2010.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.
(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.
(a)(1)(F)
Joint Press Release of Health Grades, Inc. and Vestar Capital Partners V, L.P., dated July 28, 2010 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Mountain Merger Sub Corp. with the Securities and Exchange Commission on July 29, 2010).
(a)(1)(G)	Summary Advertisement as published on August 10, 2010.
(a)(5)	Class Action Complaint and Jury Demand dated July 30, 2010 (Reginald W. Harris v. Vestar Capital Partners V, L.P. et al.).
(a)(6)	Class Action Complaint and Jury Demand dated August 4, 2010 (Medford Bragg v. Vestar Capital Partners V, L.P. et al.).
(a)(7)	Press Release of Affiliates of Vestar Capital Partners V, L.P., dated August 10, 2010.
(d)(1)
Agreement and Plan of Merger, dated as of July 27, 2010, by and among Mountain Acquisition Corp., Mountain Merger Sub Corp., Mountain Acquisition Holdings, LLC and Health Grades, Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Health Grades, Inc. with the Securities and Exchange Commission on July 28, 2010).
(d)(2)
Amendment to the Agreement and Plan of Merger, dated as of August 9, 2010, by and among Mountain Acquisition Corp., Mountain Merger Sub Corp., Mountain Acquisition Holdings, LLC and Health Grades, Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Health Grades, Inc. with the Securities and Exchange Commission on August 9, 2010).

QuickLinks

  Item 1. Summary Term Sheet.
  Item 2. Subject Company Information.
  Item 3. Identity and Background of Filing Person.
  Item 4. Terms of the Transaction.
  Item 5. Past Contacts, Transactions, Negotiations and Agreements.
  Item 6. Purposes of the Transaction and Plans or Proposals.
  Item 7. Source and Amount of Funds or Other Consideration.
  Item 8. Interest in Securities of the Subject Company.
  Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
  Item 10. Financial Statements.
  Item 11. Additional Information.
  Item 12. Exhibits.
  Item 13. Information Required by Schedule 13E-3.
SIGNATURES
EXHIBIT INDEX